Annex B

U.S. Holders

The section applies to you if you are a U.S. holder. For purposes of this discussion, a U.S. holder means a beneficial owner of CIIG securities or Holdco Ordinary Shares or warrants that is, for U.S. federal income tax purposes:

- an individual who is a citizen or resident of the United States;

- a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

- an estate whose income is subject to U.S. federal income tax regardless of its source; or

- a trust if (1) a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

The Business Combination

Subject to the discussion below of CIIG Warrants and Section 367(a) of the Code, the exchange by a U.S. holder of CIIG common stock for Holdco Ordinary Shares pursuant to the Merger should qualify as an exchange described in Section 351(a) of the Code. Assuming such qualification, a U.S. holder that exchanges its CIIG common stock in the Merger for Holdco Ordinary Shares generally should not recognize any gain or loss on such exchange, subject to Section 367(a) of the Code discussed below. In such case, assuming gain recognition is not required under Section 367(a) of the Code as described below, the aggregate adjusted tax basis of the Holdco Ordinary Shares received in the Merger by a U.S. holder should be equal to the adjusted tax basis of the CIIG common stock surrendered in the Merger in exchange therefor. The holding period of the Holdco Ordinary Shares should include the holding period during which the CIIG common stock surrendered in the Merger in exchange therefor.

The appropriate U.S. federal income tax treatment of CIIG Warrants in connection with the Merger is uncertain because, as described below, it is unclear whether the Merger, in addition to qualifying as a exchange described in Section 351(a) of the Code, will also qualify as a "reorganization" under Section 368 of the Code. It is possible that a U.S. holder of CIIG Warrants could be treated as exchanging such CIIG Warrants for "new" warrants. If so treated, a U.S. holder could be required to recognize gain or loss in such deemed exchange in an amount equal to the difference between the fair market value of the Holdco Warrants held by it immediately following the Merger and the adjusted tax basis of the CIIG Warrants held by it immediately prior to the Merger. Alternatively, it is also possible that a U.S. holder of CIIG Warrants could be treated as transferring its CIIG Warrants and shares of CIIG common stock to Holdco in exchange for Holdco Warrants and Holdco Ordinary Shares in an exchange governed only by section 351 of the Code (and not by section 368 of the Code). If so treated, a U.S. holder should be required to recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of gain realized by such holder (generally, the excess of (x) the sum of the fair market values of the Holdco Warrants treated as received by such holder and the Holdco Ordinary Shares received by such holder over (y) such holder's aggregate adjusted tax basis in the CIIG Warrants and CIIG common stock treated as having been exchanged therefor) and (ii) the fair market value of the Holdco warrants treated as having been received by such holder in such exchange. If the deemed transfer of CIIG warrants also qualifies as part of a "reorganization" within the meaning of section 368 of the Code, subject to Section 367(a) of the Code discussed below, a U.S. holder of CIIG Warrants generally should not recognize any gain or loss on any such deemed transfer of CIIG Warrants, and such U.S. holder's basis in the Holdco warrants deemed received should be equal to the U.S. holder's basis in its CIIG Warrants deemed transferred. However, there are many requirements that must be satisfied in order for the Merger to qualify as a "reorganization" under Section 368 of the Code, some of which are based upon factual determinations and others are fundamental to corporate reorganizations. For example, it is unclear as a matter of law whether an entity that may not have a historic business, such as CIIG, can satisfy the "continuity of business enterprise" requirement under Section 368 of the Code. In addition, reorganization treatment could be adversely affected by events or actions that occur prior to or at the time of the

Merger, some of which are outside the control of CIIG. For example, the requirements for reorganization treatment could be affected by the magnitude of CIIG Common Stock redemptions that occur in connection with the Merger. Accordingly, it is not possible to reach a definitive conclusion with respect to the Merger's qualification as a reorganization under Section 368 of the Code.

U.S. holders of CIIG Warrants are urged to consult with their tax advisors regarding the treatment of their CIIG Warrants in connection with the Merger.

Section 367(a)

Section 367(a) of the Code and the Treasury Regulations promulgated thereunder impose certain additional requirements for qualifying under Sections 351 or 368 of the Code with respect to transactions where a U.S. person transfers stock or securities in a U.S. corporation to a non-U.S. corporation in exchange for stock or securities in a non-U.S. corporation. U.S. holders of CIIG common stock will be deemed to transfer shares of such stock to Holdco in exchange for Holdco Ordinary Shares, so that these requirements will apply.

In general, Section 367(a) requires a U.S. holder to recognize gain (but not loss) on the exchange of CIIG common stock for Holdco Ordinary Shares by a U.S. holder in the Merger unless each of the following conditions is met: (i) the U.S. corporation complies with certain reporting requirements; (ii) no more than 50% of both the total voting power and the total value of the stock of Holdco is received in the exchange, in the aggregate, by "U.S. transferors" (as defined in the Treasury Regulations and computed taking into account direct, indirect and constructive ownership); (iii) no more than 50% of each of the total voting power and the total value of the stock of Holdco is owned, in the aggregate, immediately after the exchange by "U.S. persons" (as defined in the Treasury Regulations) that are either officers or directors or "five-percent target shareholders" (as defined in the Treasury Regulations and computed taking into account direct, indirect and constructive ownership) of CIIG; (iv) either (A) the U.S. holder is not a "five-percent transferee shareholder" (as defined in the Treasury Regulations and computed taking into account direct, indirect and constructive ownership) of Holdco or (B) the U.S. holder is a "five-percent transferee shareholder" of Holdco and enters into an agreement with the IRS to recognize gain on the transferred shares under certain circumstances; and (v) the "active trade or business test" as defined in Treasury Regulation Section 1.367(a)-3(c)(3) is satisfied. The active trade or business test generally requires (A) Holdco or any qualified subsidiary of Holdco to be engaged in an "active trade or business" outside of the United States for the 36-month period immediately before the transfer and neither the transferors nor Holdco to have an intention to substantially dispose of or discontinue such trade or business and (B) the fair market value of Holdco to be at least equal to the fair market value of CIIG, as specifically determined for purposes of Section 367 of the Code, at the time of the transfer. It is currently expected that conditions (i), (ii), (iii) and (v) above more likely than not will be met and that, as a result, the Merger is not expected to fail to satisfy the applicable requirements on account of such conditions. It should be noted, however, that satisfaction of these requirements depends on an interpretation of legal authorities and facts relating to the Business Combination, and there is limited guidance regarding the application of these requirements to facts similar to the Business Combination. In addition, the determination of whether Section 367(a) of the Code will apply to U.S. holders of CIIG common stock cannot be made until the Merger is completed, and no rulings will be sought regarding the tax consequences of the Business Combination. Accordingly, there can be no assurance that Section 367(a) of the Code will not apply to U.S. holders of CIIG common stock that participate in the Merger to recognize taxable gain as a result of the Merger.

To the extent that a U.S. holder of CIIG common stock is required to recognize gain under Section 367(a) for any of the foregoing reasons, such U.S. holder would recognize gain, if any, in the Merger in an amount equal to the excess of (i) the sum of the fair market value of the Holdco Ordinary Shares (and, if such holder's CIIG Warrants convert to Holdco Warrants, the fair market value of the Holdco Warrants) received by such holder, over (ii) such holder's adjusted tax basis in the CIIG common stock (and CIIG Warrants, if any) exchanged therefor. Any such gain would be capital gain, and generally would be long-term capital gain if the U.S. holder's holding period for the CIIG common stock (and CIIG Warrants, if any) exceeds one year at the time of the Merger.